Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement dated February 21, 2020

and the Prospectus dated February 20, 2020

Registration No. 333-236530

Pricing Term Sheet

February 21, 2020

1.850% Senior Notes due February 15, 2025

Issuer:	W.W. Grainger, Inc.

Principal Amount:	$500,000,000

Ratings (Moody’s / S&P):*	A3 (Stable) / A+ (Stable)

Maturity Date:	February 15, 2025

Coupon (Interest Rate):	1.850% per annum

Price to Public:	99.722% of Principal Amount

Yield to Maturity:	1.909%

Benchmark Treasury:	1.375% due January 31, 2025

Spread to Benchmark Treasury:	60 basis points

Benchmark Treasury Price / Yield:	100-10 / 1.309%

Interest Payment Dates:	August 15 and February 15, commencing August 15, 2020

Make-whole Call:	Prior to January 15, 2025, make-whole call at Treasury rate plus 10 basis points

Par Call:	On or after January 15, 2025

Trade Date:	February 21, 2020

Settlement Date:	February 26, 2020 (T+3)

CUSIP / ISIN:	384802 AE4 / US384802AE44

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers	Loop Capital Markets LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
BBVA Securities Inc.
Lloyds Securities Inc.
TD Securities (USA) LLC

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade the notes prior to two business days before the date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplement(s) thereto, if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 and J.P. Morgan Securities LLC collect at 1-212-834-4533.